Exhibit 12.2

Alestra, S. de R. L. de C. V.

Computation Pro forma Ratio of Earnings to Fixed Charges

(Expressed in millions of Mexican Pesos in purchasing power as of March 31, 2003)

	For the year ended December 31, 2002			For the period ended March 31, 2003
	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Fixed charges:
Interest expense	Ps. 829	Ps. 829	Ps. 829	Ps. 224	Ps. 224	Ps. 224
Estimated net decrease in interest expense for refinancing	(401)	(422)	(422)	(115)	(122)	(115)
Rental expense representative of interest	22	22	22	5	6	6

Total fixed charges	450	429	429	114	108	115

Total adjusted earnings available for payment of fixed charges (1)(2)	(566)	(566)	(566)	(165)	(165)	(165)

Ratio of earnings to fixed charges (3)	—	—	—	—	—	—

Total adjusted earnings available for payment of fixed charges, after taking into account adjustments in accordance with US GAAP (4)(5)	(470)	(470)	(470)	(138)	(138)	(138)
Ratio of earnings in fixed charges with adjustments to accord with US GAAP (3)	—	—	—	—	—	—

(1)	For the year ended December 31, 2002, earnings as determined under Mexican GAAP on a pro forma basis were insufficient to cover fixed charges by approximately Ps. 1,016 and Ps. 995 in scenario 1 and scenario 2, respectively.
(2)	For the period ended March, 31, 2003, earnings as determined under Mexican GAAP on a pro forma basis were insufficient to cover fixed charges by approximately Ps. 279 and Ps. 273 in scenario 1 and scenario 2, respectively.
(3)	The ratio coverage under pro forma basis was less than 1.1 for Mexican GAAP and for US GAAP purposes.
(4)	For the year ended December 31, 2002, earnings as determined under U.S. GAAP on a pro forma basis were insufficient to cover fixed charges by approximately Ps. 920 and Ps. 899 in scenario 1 and scenario 2, respectively.
(5)	For the period ended March 31, 2003, earnings as determined under U.S. GAAP on a pro forma basis were insufficient to cover fixed charges by approximately Ps. 252 and Ps. 246 in scenario 1 and scenario 2, respectively.